UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 Telephone Number (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 670,795
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 670,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

The name of the issuer is Buffalo Wild Wings, Inc, a Minnesota corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5500 Wayzata Boulevard, Suite 1600, Minneapolis, MN 55416, United States of America. This Schedule 13D relates to the Issuer’s Common Stock (the “Shares”).

Item 2.	Identity and Background.

(a), (f)     This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company. Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

(b)           The principal business address for each of the Reporting Persons is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(c)            Mr. McGuire is the managing partner of Marcato, an entity that serves as investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd.

(d)            Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are hereby incorporated by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $32,921,275, including the net cost of Shares.  The amounts paid were funded by working capital.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons have had and anticipate having further discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Further discussions may include one or more members of the Issuer’s management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving returns on invested capital, determining appropriate capital structure and capital allocation methodology, optimizing mix of franchised vs. company-operated units, aligning incentive compensation with disciplined capital allocation practices, and general corporate strategies to enhance unit-level and franchisee profitability.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.1% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 255,740 Shares, constituting approximately 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 23,465 Shares, constituting approximately 0.1% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 670,795 Shares, constituting approximately 3.6% of the Shares, each based upon 18,826,449 Shares outstanding as of April 27, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 27, 2016.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 255,740 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 23,465 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 670,795 Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options, which give the Reporting Persons the right to acquire beneficial ownership of Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons purchased American-style call options referencing an aggregate of 900,000 Shares, each with a strike price of $114, which are exercisable through December 21, 2017. The Reporting Persons sold European-style put options referencing an aggregate of 900,000 Shares, each with a strike price of $114, which are exercisable on December 21, 2017.  Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in Shares

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2016

Marcato Capital Management LP*
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit A
Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 25, 2016

Marcato Capital Management LP
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Exhibit B

TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 22, 2016. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.
Marcato II, L.P.

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
06/20/2016	Buy	Common Stock	1,485	144.22
06/21/2016	Buy	Common Stock	2,742	142.93
06/21/2016	Buy	OTC American Call Option (1)	11,220	27.76
06/21/2016	Sell	OTC European Put Option (2)	(11,220)	0.01
06/21/2016	Sell	Common Stock	(11,220)	141.74
06/22/2016	Buy	Common Stock	1,975	141.00
06/23/2016	Buy	Common Stock	393	142.40
06/24/2016	Buy	OTC American Call Option (1)	8,977	30.03
06/24/2016	Sell	OTC European Put Option (2)	(8,977)	0.01
06/24/2016	Sell	Common Stock	(8,977)	144.01
07/22/2016	Buy	Common Stock	3,268	140.59

Marcato International Master Fund, Ltd.

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
06/20/2016	Buy	Common Stock	46,641	144.22
06/21/2016	Buy	Common Stock	86,196	142.93
06/21/2016	Buy	OTC American Call Option (1)	352,682	27.76
06/21/2016	Sell	OTC European Put Option (2)	(352,682)	0.01
06/21/2016	Sell	Common Stock	(352,682)	141.74
06/22/2016	Buy	Common Stock	62,080	141.00
06/23/2016	Buy	Common Stock	12,362	142.40
06/24/2016	Buy	OTC American Call Option (1)	282,145	30.03
06/24/2016	Sell	OTC European Put Option (2)	(282,145)	0.01
06/24/2016	Sell	Common Stock	(282,145)	144.01
07/22/2016	Buy	Common Stock	35,968	140.59

Marcato, L.P.

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
06/20/2016	Buy	Common Stock	17,999	144.22
06/21/2016	Buy	Common Stock	33,262	142.93
06/21/2016	Buy	OTC American Call Option (1)	136,098	27.76
06/21/2016	Sell	OTC European Put Option (2)	(136,098)	0.01
06/21/2016	Sell	Common Stock	(136,098)	141.74
06/22/2016	Buy	Common Stock	23,957	141.00
06/23/2016	Buy	Common Stock	4,770	142.40
06/24/2016	Buy	OTC American Call Option (1)	108,878	30.03
06/24/2016	Sell	OTC European Put Option (2)	(108,878)	0.01
06/24/2016	Sell	Common Stock	(108,878)	144.01
07/22/2016	Buy	Common Stock	10,764	140.59

(1)	Represents Shares underlying American-style call options purchased or sold, as applicable, in the over-the-counter market that are exercisable through December 21, 2017.
(2)	Represents Shares underlying European-style put options purchased or sold, as applicable, in the over-the-counter market that are exercisable on December 21, 2017.